Exhibit 12.1

CC HOLDINGS GS V LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Computation of earnings:
Income (loss) before income taxes	$16,681	$29,190	($2,202)	($142,458)	($45,944)
Add:
Fixed charges (as computed below)	149,766	143,526	141,594	137,848	130,562

	$166,447	$172,716	$139,392	($4,610)	$84,618

Computation of fixed charges:
Interest expense	$91,881	$93,000	$93,000	$91,773	$88,590
Amortized premiums, discounts and capitalized expenses related to indebtedness	12,317	5,955	5,498	3,608	743
Interest component of operating lease expense	45,568	44,571	43,096	42,467	41,229
Fixed charges	149,766	143,526	141,594	137,848	130,562
Ratio of earnings to fixed charges	1.1	1.2	—	—	—

(Deficiency) excess of earnings to cover fixed charges	$16,681	$29,190	($2,202)	($142,458)	($45,944)